

August 22, 2012

<u>Via E-Mail</u>
Mr. Ronald Knutson
Senior Vice President and Chief Financial Officer
Lawson Products, Inc.
1666 East Touhy Avenue
Des Plaines, IL 60018

>   **Re: Lawson Products, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2011**
>   **Filed March 1, 2012**
>   **Form DEF 14A**
>   **Filed April 5, 2012**
>   **Form 10-Q for Fiscal Quarter Ended June 30, 2012**
>   **Filed August 9, 2012**
>   **File No. 0-10546**

Dear Mr. Knutson:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Definitive Proxy Statement</u>

<u>Compensation Discussion and Analysis</u>

<u>Determination of Competitive Practices, page 17</u>

1.   We note that you disclose in the first paragraph on page 18 that you use data from peer groups to benchmark total direct compensation. In future filings, for each named executive officer, please disclose where you target total direct compensation against the peer companies and where actual payments fell within the targeted parameters. To the

extent actual compensation was outside a targeted percentile range, please explain why. Please show us what your disclosure would look like.

Form 10-Q for Fiscal Quarter Ended June 30, 2012

Consolidated Financial Statements

Note 8 – Contingent Liability, page 10

2.   We note your disclosures regarding the employment tax examination and the contingent liability you recorded related to Drummond. Please revise future filings, including your next Form 10-Q, to address the following:

- Explain how you determined the amount you accrued during 2011, including, to the extent applicable, if and how you assessed any additional potential liability for time periods and/or subsidiaries, in addition to those currently being examined;
- Explain why you believe the amount you accrued represents your best estimate of the costs to resolve this matter, particularly in light of the amount of the notice of adjustment you received in January 2012; and
- Explain the process and anticipated time frame for resolving this matter with the IRS.

Please provide us your proposed disclosures with your response letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

3.   We note the declining trends in sales and gross profit margins during the interim periods. Please revise future filings, including your next Form 10-Q, to more fully address the following:

- Disclose and discuss changes in your marker share relative to your competitors during the periods presented;
- Quantify total sales to government bases that support troop deployments and address if additional declines in such sales are anticipated;
- Quantify the impact of and explain the reasons for each factor you identify as impacting sales and gross profits during each period presented, including, lower freight revenues, increases in small customer attrition, declines in sales representatives, and lower outbound freight recoveries;
- In light of the inventory reserves you recorded, address the anticipated impact on future sales of your decision to discontinue certain products;

- In light of your intention to continue to increase the percentage of sales from strategic customers, address the anticipated impact on future gross profit margins of this strategy;
- Explain the facts and circumstances that resulted in the entire goodwill balance being impaired during the quarter ended June 30, 2012; and
- Explain the negative factors that resulted in you recording a tax valuation allowance during the quarter ended June 30, 2012.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel at (202) 551-3723, or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345, with questions regarding legal comments, or me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief